UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VERAMARK TECHNOLOGIES, INC.

(Name of Subject Company)

TEM HOLDINGS, INC.

(Offeror)

HUBSPOKE HOLDINGS, INC.

(Offeror)

CLEARLAKE CAPITAL PARTNERS II, L.P.

(Other Party)

(Names of Filing Persons)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

923351100

(Cusip Number of Class of Securities)

Kevin A. Wood

President and Chief Executive Officer

Hubspoke Holdings, Inc.

379 Thornall Street, 10th Floor

Edison, New Jersey 08837

(732) 692-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mehdi Khodadad

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$14,338,556	$1,955.78

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $1.18, the tender offer price, by (b) the sum of (i) 10,845,111, the issued and outstanding shares of Veramark common stock, and (ii) 1,306,208, the number of shares of Veramark common stock issuable by Veramark upon the exercise of outstanding stock options with an exercise price less than $1.18 pursuant to Veramark’s stock option plans. The foregoing figures have been provided by the issuer to the offeror and are as of June 13, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, by multiplying the transaction value by .00013640.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Hubspoke Holdings, Inc., a Delaware corporation (“Hubspoke”), TEM Holdings, Inc. (“TEM Holdings”), a Delaware corporation and a wholly-owned subsidiary of Hubspoke and Clearlake Capital Partners II, L.P., an affiliate of each of Hubspoke and TEM Holdings. This Schedule TO relates to the offer by TEM Holdings to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Veramark Technologies, Inc., a Delaware corporation (“Veramark”), at $1.18 per Share, net to the seller in cash, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated June 17, 2013, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2013

HUBSPOKE HOLDINGS, INC.

By:	/s/ Kevin A. Wood
	Name:	Kevin A. Wood

	Title:	President and Chief Executive Officer

TEM HOLDINGS, INC.

By:	/s/ Kevin A. Wood
	Name:	Kevin A. Wood

	Title:	President and Chief Executive Officer

CLEARLAKE CAPITAL PARTNERS II, L.P.

BY:	Clearlake Capital Partners II GP, L.P.
ITS:	General Partner
BY:	Clearlake Capital Partners, LLC
ITS:	General Partner
BY:	CCG Operations, LLC
ITS:	Managing Member

By:	/s/ Behdad Eghbali
	Name:	Behdad Eghbali

	Title:	Manager

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 17, 2013.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on June 17, 2013.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of Veramark filed June 17, 2013, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 11, 2013, by and among Hubspoke, TEM Holdings and Veramark.

(d)(2)	Form of Tender and Support Agreement, among Hubspoke, TEM Holdings and certain stockholders of Veramark.

(d)(3)(i)	Mutual Non-Disclosure Agreement, dated May 8, 2013, between Clearlake Capital Group, L.P. and Veramark.

(d)(3)(ii)	Amendment to Mutual Non-Disclosure Agreement, dated May 24, 2013, between Clearlake Capital Group, L.P. and Veramark.

(g)	Not applicable.

(h)	Not applicable.